Registration No. Bor Mor Jor 340

RECEIVED

2004 NOV 30 A 10:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CS [redacted]

04046315

November 24, 2004

RECEIVED 2004 NOV 30 A 10:47 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
<u>Under the Securities Exchange Act of 1934</u>

SUPPL

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

Enclosures

E-Mail : cccs@italian-thai.co.th

dlw 11/30

ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI, TELEX: ITALTHAI TH 81180, TEL : (+ 622) 716 - 1600, FAX : (+ 662) 716 -1488

Annex A

1. Financial Statement as of Sep 30, 2004

2. The Report of material events field with the Stock Exchange of Thailand (" SET ") from August-November 2004.

RECEIVED
2004 NOV 30 A 10:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Report of material events field with the Stock Exchange of Thailand

(" SET ")

from August –November 2004

17/08/2004 08:52

ITD : Signed Contract with Thai Nishimutsu Construction Co.,Ltd

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on May 10, 2004 the Company signed a contract with Thai Nishimatsu Construction Co.,Ltd. to proceed of BLCP Coal Fired Power Plant On-Shore Civil Works.

The details of the contract are as follows :-

Description of works : Construction of cool water intake structure,discharge channel and outfall structure, waste water treatment plant structures with control building, coal handling structure with control building and chimney, in BLCP Project (2x700 MW Coal Fired Power Plants), Map Ta Phut Industrial Estate.

Contract value : Baht 758.89 M (including VAT)

The period of work : 950 days

30/08/2004 18:55

ITD : Signed Contract 2 Projects

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that in June 2004 the Company signed 2 contracts. Total contract value is Bt 246.86 M.

The details of the contracts are as follows :-

Name of Project	Client	Contract Value (Baht) (Including VAT)	Signing Date	Period of work
1. The supply and construction Of 500 KV transmission line : BLCP–Pluak Daeng, Rayong Province.	Penta – Ocean Construction Co., Ltd.	148.45 M.	June 25,2004	450 days
2.The construction of Baan Hua Hin Project, Prachuab Khirikhun Province.	Ruam Fah Co., Ltd.	98.40 M.	June 24,2004	292 days

The details of each contract's works are as follows :-

1. The Supply and Construction of 500 KV Transmission Line : BLCP – Pluak Daeng, Rayong Province.

Description of works : Supply and construction of 500 KV transmission line BLCP-Pluak Daeng under new transmission facilities for the BLCP Power Plant at Map Ta Phut Industrial Estate (marine works only).

2. The Construction of Baan Hua Hin Project, Prachuab Khirikhun Province.

Description of works : Housing Project :- main house 2 floors, beach house, annex, external works, electrical works, sanitary works, air-conditioning and ventilation works and a swimming pool.

12/10/2004 13:21
ITD : Investment in Skanska Cementation India Limited, India

Translation

The Board of Directors' Meeting of Italian-Thai Development Public Company Limited (the "Company") No. 1/10/2547, on October 11, 2004 passed resolutions regarding the following matters:

The Company approved the investment in Skanska Cementation India Limited ("SCIL"), which operates the business of construction contract in India and is listed on the Stock Exchange of India. This is because the Company is of the opinion that construction contract business in India tends to grow rapidly and the Company has a policy to build a business base in India as well as SCIL has the potential to grow and create stable marginal incomes for the Company in the future. In this regard, the Company wishes to purchase all shares in SCIL from its existing shareholders. The investment thereof is approximately USD 17,250,000 or Baht 735 Million.

The Company will acquire the shares of SCIL in accordance with the regulations of the Stock Exchange of India and Reserve Bank of India and it is expected that by the third week of October 2004, the Company can sign an agreement for the sale and purchase of 80.37 percent of shares with a major shareholder of SCIL, The Cementation Co., Ltd., UK, which is a branch company of Skanska AB (Sweden) and the Company can complete the tender offer for 19.43 percent of shares on the Stock Exchange of India by February 2005.

Regarding the acquisition of shares of SCIL on this occasion, the Company has considered the transaction size in accordance with the Stock Exchange of Thailand Notification, Re: Rules, Procedures and Disclosure Regarding Acquisition or Disposal of Assets of Listed Companies and found that it is lower than 15 percent. Therefore, the said transaction is not deemed as transactions requiring a report disclosing a decision made under the said Notification. Furthermore, the said transaction is not regarded as a related transaction under the Stock Exchange of Thailand Notification, Re: Disclosure of Information and Operation of Listed Companies Regarding Related Transactions B.E. 2546 (2003).

Please be informed accordingly.

21/10/2004 08:51
ITD : additional information of investment in SCLI , India.

Translation

Subject : Clarifying additional information of Investment in Skanska Cementation India Limited ("SCIL"), India.

Italian-thai Development Public Company Limited ("The Company") would like to clarify additional information of Investment in Skanska Cementation India Limited ("SCIL"), India as follows:

The Company has made a Public Announcement on 13 October 2004 to purchase the 19.63 percent equity stake (904,390 shares) of the SCIL from minority shareholders at 209.00 Rupees per share, in accordance with the regulations of the Stock Exchange of India and Reserve Bank of India (SEBI-Substantial Acquisition of Shares and Takeover Regulations, 1997; "SEBI Takeover Regulation"). The Company has also entered into a Share Purchase and Sale Agreement on 18 October 2004 to buy 80.37 percent equity stake (3,702,171 shares) at US$ 13.25 million from majority shareholder, The Cementation Co. Ltd, equivalent to 167.71 Rupees per share (lower than book value per share 190.32 rupees as of 31 December 2003). The completion of this transaction is expected to be within February 2005.

Reference from SCIL's financial statements for the half-year ended 30 June 2004, the SCIL's total assets were Rupees 30,407.83 million (approximately Baht 29,039.48 million) with a registered fully paid up capital of Rupees 46.07 million (approximately Baht 43.99 million). For the first half of 2004, the SCIL recorded net losses of Rupees 114.69 million (approximately Baht 109.53 million). This was due mainly to losses in road and bridges construction activities and provisioning for possible losses in all projects. However, with expertise and business policy of ITD in India, the Company is holding high confidence that the SCIL has the potential to grow continually and create stable marginal income for the Company in the future. Furthermore, The SCIL will be consolidated to financial statement of ITD in 2005.

26/10/2004 08:56
ITD : revising information of SCIL, India

Translation

Subject : Revising information of Skanska Cementation India Limited ("SCIL"), India.

As reference to Italian-thai Development Public Company Limited ("The Company")'s letter to the Stock Exchange of Thailand dated October 20,2004 to clarify additional information of Investment in Skanska Cementation India Limited ("SCIL"), India, the Company would like to revise information of SCIL as follow.

As of June 30, 2004 the SCIL's total assets were Rupees 3,688.35 million (approximately Baht 3,522.37 million).

Pleased be informed accordingly.

15/11/2004 08:52
ITD : Reviewed Quarter-3 and Consolidated F/S (F45-3)

ITD reports reviewed quarterly financial statements as follows.

ITALIAN-THAI DEVELOPMENT PCL.

	Ending September 30,		Reviewed (In thousands)	
	Quarter 3		**For 9 Months**	
Year	*2004*	*2003*	*2004*	*2003*
Net profit (loss)	404,149	134,625	1,023,017	568,334
EPS (baht)	0.11	0.04	0.27	0.15

Type of report : Qualified Opinion with an emphasis of matters

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..

(Mrs.Nijaporn Charanachitta)

Senior Executive Vice President

Authorized to sign on behalf of the company

15/11/2004 08:52

ITD : Signed Contracts

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on September 2004 the Company signed 3 contracts are as follows :

Name of Project	Client	Contract Value (including VAT)	Signing Date	Period of work
1.The construction of the Rails Renewal Project (Jira Junction Station , Nakornratchsima Province to Kadon Khor Station, Surin Province).	The State Railway of Thailand	Bt 187.90 M	Sep 29,2004	480 days
2. The construction of Concrete Sleeper Renewal Project. (3 contracts)	The State Railway of Thailand	Bt 403.43 M	Sep 29,2004	Contract 1:150 days Contract 2:150 days Contract 3:360 days
3. The construction of Kaset Underpass Project.	Department of Highway	Bt 354.85 M	Sep 24,2004	720 days

The details of each works are as follows :-

1. The construction of the Rails Renewal Project. (Jira Junction Station, Nakornratchsima Province to Kadon Khor Station, Surin Province).

Description of works :

1. Replace of existing rail type BS 70 lb.to new long welded rail type BS 100 A.
2. Replace of existing timbers sleeper with new steel sleepers on steel bridge.
3. Welding rail by flash butt method and thermit method.

2. The construction of Concrete Sleeper Renewal Project. (3 contracts)

Description of works : To produce or provide the mono block concrete sleepers with the fastener and replace of existing timber sleepers in main track.
The project comprises with 3 contracts as below :

Contract 1 : South line starts from Bang Sue Junction Station to Taling Chan Junction Station.
Total distance is about 17 km.

Contract 2 : North line starts from Ban Phachi Junction Station to Ban Moh Station
Total distance is about 15 km.

Contract 3 : North line starts from Ban Dan Station to Pang Puai Station
Total distance is about 93 km.

3. The construction of Kaset Underpass Project.

Description of works : To construct Kaset –Nawamin Underpass with length 1 Km. 6 traffic lanes, including electrical work, waterworks and telephone communication work.

17/11/2004 12:40
ITD : Operating Result

Translation

With reference to the Company's Financial Statements for the period ending 30th September 2004 submitted to the SET by our letter No. CSD 080/2004 dated 12th November 2004.

The Company wishes to advise the SET that the operating results of the Company for the third quarter of 2004 show a net profit of 404.14 million Baht. This constitutes a change of more than 20 percent from the results for the same period in 2003. The main reasons for this result are, in this quarter the Company has substantially recognized more revenues compared to the same quarter last year mainly from the low cost housing (Baan Aua Arthorn) project and the construction works in Suvarnabhumi International Airport Projects (NBIA). Besides, the Company's gross profit margin has been improved during this quarter compared to the same quarter of the previous year because of the result from vertical integration or cost controlling strategy which the Company has started to implement recently, such as the investment in a concrete pre-fabrication plant to produce the concrete wall slab to support the construction process of the low cost housing project reduced a construction period and project cost.

In addition to the revenue from these projects, the Company has also gained some profit from the foreign exchange currency during this quarter which impacts the net profit.

Furthermore, the Company would like to clarify additional information of reports reviewed quarterly financial statements (F 45-3). The review report of auditor is a qualified report with emphasis on matters of review scope limitation in that the financial statements of the overseas joint ventures were prepared by the management and have not yet been reviewed by their auditors.

22/11/2004 13:25
ITD : The investment of Thai Pride Cement Co.,Ltd.

Translation

Subject : Notification of the Investment in Thai Pride Cement Company Limited

Italian-thai Development Public Company Limited ("The Company") would like to notify information of Investment in Thai Pride Cement Company Limited ("TPCC"), established on 16 October 2003, as follows:

1. The Company has invested in TPCC on March 10, 2004 by purchasing 76,500 shares of TPCC from the majority shareholder, R.N.C (Thailand) Co.,Ltd. , at an average price of Baht 1,960.79 per share (Book value per share of TPCC as of 31 March 2004 is Baht 69.78 per share).TPCC's registered fully paid up capital is Baht 15 million, divided into 150,000 shares, at the par value of Baht 100 each.

Summary of the financial status of TPCC (as of June 30, 2004)

Baht : In thousands

Details	amounts
Total assets	231,176
Total liabilities	225,903
Registered share capital	15,000
Shareholder's equity	5,273
Total revenues	299
Net profits (losses)	(9,681)

2. The Company has increased investment in TPCC by purchasing 73,492 shares of TPCC on May 10,2004 at an average price of Baht 2,041 per share (Book value per share of TPCC as of May 15, 2004 is Baht 62.13 per share). Therefore, The Company's shareholding in TPCC has increased from 51 % to 99.99 %.

However, the Company has expected that the benefits of this transaction in the long term will be higher than the value of investment.

3. The total value of the Company's investment in TPCC is Baht 300 million.

4. Regarding investment in TPCC on this occasion, the Company has considered the transaction size in accordance with the Stock Exchange of Thailand Notification, Re: Rules, Procedures and Disclosure Regarding Acquisition or Disposal of Assets of Listed Companies and found that it is lower than 15 percent. Therefore, the said transaction is not deemed as a transaction requiring a report disclosing a decision made under the said Notification.

5. The said transaction with R.N.C (Thailand) Co.,Ltd. is not regarded as a related transaction under the Stock Exchange of Thailand Notification, Re: Disclosure of Information and Operation of Listed Companies Regarding Related Transactions B.E. 2546 (2003).

6. TPCC has increased registered capital from Baht 15 million to Baht 1,200 million, divided into 12,000,000 shares, at the par value of Baht 100 each on September 15, 2004. The Company has held the capital increase shares of TPCC to maintain the proportion of shareholding of the Company.

7. Benefit of Investment: the Company has been granted five limestone mining licenses for 25-year term (expire in next 14 years) on 1,499 rai of land. The mine contains limestone which can produce 748 million tons of cement for the Company. The Company will grant approval for a cement manufacturing factory license which can produce 7,500 tons of cement per day and 100 rai of land for setting up the factory.

The shareholders of TPCC as of 10 March 2004 consist of:

No.	Name of shareholders		No. of shares	%
1.	Mrs. Boonmee	Sukprapruti	1	0.0006
2.	Mrs. Majjaree	Sukprapruti	1	0.0006
3.	Mr. Banyat	Sukprapruti	1	0.0006
4.	Mr. Tanongsak	Pisuttigomol	1	0.0006
5.	Mr. Boonlert	Sukprapruti	1	0.0006
6.	Mrs. Boonta	Pisuttigomol	1	0.0006
7.	Mr. Suthee	Sukprapruti	1	0.0006
8.	Mr. Warayoot	Sermsaksakoon	1	0.0006
9.	R.N.C (Thailand) Co.,Ltd.		73,492	48.99
10.	Italian-thai Development Public Company Limited		76,500	51.00

The shareholders of R.N.C (Thailand) Co.,Ltd. as of 10 March 2004 consist of:

No.	Name of shareholders		No. of shares	%
1.	Mr. Boonmee	Sukprapruti	850,000	21.25
2.	Mr. Boonying	Sukprapruti	100,000	2.50
3.	Mr. Boonlert	Sukprapruti	150,000	1.75
4.	Mr. Banyat	Sukprapruti	700,000	17.50
5.	Mr. Suthee	Sukprapruti	700,000	17.50
6.	Mrs.Majjaree	Sukprapruti	50,000	1.25
7.	Mrs.Boonta	Pisuttigomol	200,000	5.00
8.	Mr. Bancha	Sukprapruti	250,000	6.25
9.	Mr. Boonsong	Sukprapruti	100,000	2.50
10.	Mr. Barntoon	Sukprapruti	200,000	5.00
11.	Mr. Noppon	Sukprapruti	200,000	5.00
12.	Ms. Rapeeparn	Sukprapruti	100,000	2.50
13.	Ms. Benjavan	Sukprapruti	100,000	2.50
14.	Ms. Saratip	Sukprapruti	100,000	2.50
15.	Ms. Suporn	Sukprapruti	100,000	2.50
16.	Ms. Supranee	Sukprapruti	100,000	2.50

82-4299

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REVIEW REPORT AND INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2004

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit National Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Review Report of Independent Auditor

To The Board of Directors and Shareholders of
Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and its subsidiaries as at 30 September 2004, the consolidated statements of earnings for the three-month and nine-month periods ended 30 September 2004 and 2003, the consolidated statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2004 and 2003, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except for the matter discussed in the following paragraph, I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

The financial statements of two joint ventures in Taiwan (30 September 2003: a joint venture), in which the Company holds 55% and 25% interest, are included in the consolidated financial statements only in proportion to the Company's shareholding, whereby they include assets as at 30 September 2004 amounting to Baht 918 million, and their revenues for the three-month and nine-month periods then ended amounting to Baht 206 million and Baht 879 million respectively (for the three-month and nine-month periods ended 30 September 2003 amounting to Baht 218 million and Baht 1,253 million respectively). The separate financial statements of Italian-Thai Development Public Company Limited as at 30 September 2004 also included investments in the aforesaid joint ventures accounted for under the equity method amounting to Baht 719 million and a proportionate share of the profit of the joint ventures for the three-month and nine-month periods then ended of Baht 12 million and Baht 177 million respectively (for the three-month and nine-month periods ended 30 September 2003 amounting to Baht 34 million and Baht 316 million respectively). The financial statements of these joint ventures were prepared by the management of the joint ventures and have not yet been reviewed by their auditors.

Based on my reviews, except for the effects on the financial statements for the three-month and nine-month periods ended 30 September 2004 and 2003 of the review scope limitation described in the preceding paragraph, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without further qualification to the above financial statements, I draw attention to the following matters: -

(a) As described in Note 16, as at 30 September 2004 and 31 December 2003 the Company had outstanding retention with the company, which operates the skytrain of approximately Baht 403 million and USD 1.7 million (as at 30 September 2004: equivalent to Baht 71 million). This company is currently undergoing a debt restructuring and there is uncertainty as to the amount recoverable by the Company.

(b) As described in Note 21.1, the Company has transferred debt obligations amounting to Baht 3,604 million to a special purpose vehicle. In addition, the Company transferred non-core assets to the special purpose vehicle for it to sell, with the cash received to be used to repay the above debts. The Company is committed to provide loans to the special purpose vehicle for the repayment of the remaining debt, which outstanding balances as at 30 September 2004 amounted to Baht 2,692 million, after disposal of all of the above assets. There is thus uncertainty as to the extent of the Company's liabilities if the value realisable from the sale of those assets in the future is less than the debt obligation. The Company has unrecognised gains of Baht 229 million from the transfer of non-core assets, but recognition of these has been suspended as cover against the above commitments.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2003 in accordance with generally accepted auditing standards, and expressed an unqualified opinion on those statements under my report dated 25 February 2004, but drew attention to the matters described in paragraphs (a) and (b). The balance sheet as at 31 December 2003, as presented herein for comparative purposes, formed an integral part of the financial statements, which I audited and reported on, based partially on the report of other auditors. I have not performed any other audit procedures subsequent to the date of that report.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok: 5 November 2004

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2004 (Unaudited but reviewed)	31 December 2003 (Audited)	30 September 2004 (Unaudited but reviewed)	31 December 2003 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	3,732,099	1,971,195	659,848	879,030
Pledged deposits at banks	3	491,829	579,837	360,336	436,605
Trade accounts receivable - net	4	4,347,563	2,859,668	1,720,274	1,561,527
Trade accounts receivable - related parties - net	5	2,739,517	765,901	4,623,156	1,321,109
Short-term loans and advances to related parties - net	6	42,634	35,982	737,178	254,957
Unbilled receivable		4,960,609	3,953,632	4,004,614	2,664,076
Current portion of accounts receivable - retention		1,466,505	943,367	907,984	872,769
Inventories and work in progress - net		2,089,715	1,347,309	884,138	420,922
Other current assets					
Withholding tax		884,509	1,013,380	520,200	782,394
Value added tax refundable		182,798	428,952	-	30,958
Loans to other companies		202,250	276,883	-	50,000
Advance for machinery and material purchase		185,904	-	-	-
Share subscription receivable		26,000	-	-	-
Others		197,289	191,855	57,555	58,043
TOTAL CURRENT ASSETS		21,549,221	14,367,961	14,475,283	9,332,390
NON-CURRENT ASSETS					
Accounts receivable - retention - net of current portion		65,502	523,394	50,469	-
Others receivable		854,537	-	-	-
Investments accounted for under equity method	7.1	285,770	472,190	2,482,423	1,568,804
Other long-term investments	7.2	609,594	769,690	585,704	661,807
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related parties - net	8	303,482	-	2,836,947	1,274,394
Property, plant and equipment - net	9	10,453,750	8,726,918	9,496,126	7,761,508
Advances for subcontractors		524,394	379,322	56,835	-
Deferred charges		259,493	-	-	-
Goodwill		310,102	-	-	-
Other non-current assets		106,956	120,940	68,814	58,613
TOTAL NON-CURRENT ASSETS		13,763,544	10,982,418	15,577,318	11,325,126
TOTAL ASSETS		35,312,765	25,350,379	30,052,601	20,657,516

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2004 (Unaudited but reviewed)	31 December 2003 (Audited)	30 September 2004 (Unaudited but reviewed)	31 December 2003 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	10	1,876,278	860,805	1,256,356	542,473
Current portion of accounts payable - trust receipts		1,029,456	249,279	966,952	247,650
Trade accounts payable		4,967,672	3,324,572	3,623,891	2,111,269
Billing in excess of contract work in progress		2,771,159	175,804	1,699,083	126,985
Trade accounts payable - related parties	11	1,497,529	1,144,249	1,364,493	714,518
Short-term loans and advances from related parties	12	276,692	254,951	571,783	578,704
Current portion of advances received from customers under construction contracts		3,441,059	1,477,704	1,196,149	275,166
Current portion of hire purchases payable		359,278	378,794	359,199	289,139
Current portion of long-term loans	13	513,512	958,759	480,500	884,500
Other current liabilities					
Corporate income tax payable		38,715	170,693	1,874	90,577
Value added tax payable		-	-	175,473	-
Accrued expenses		251,216	323,788	184,081	143,212
Current portion of reserve for project expenses		132,444	81,208	132,444	81,206
Accounts payable to related parties - share purchase		82,809	138,928	345,059	138,928
Others		367,913	226,168	51,069	40,814
TOTAL CURRENT LIABILITIES		17,605,732	9,765,702	12,408,406	6,265,141
NON-CURRENT LIABILITIES					
Reserve for project expenses - net of current portion		174,687	248,229	174,687	248,229
Deferred gain on transferring assets to special purpose vehicle	21.1	229,574	229,574	229,574	229,574
Accounts payable - trust receipts - net of current portion		1,211,329	1,223,210	1,211,329	1,223,210
Advances received from customers under construction contracts - net of current portion		394,432	1,148,824	337,420	-
Long-term loans from related parties	14	-	353,535	-	-
Hire purchases payable - net of current portion		1,121,166	1,307,635	1,121,100	1,183,014
Long-term loans - net of current portion	13	3,173,455	566,647	2,811,123	443,680
Loan from directors		27,507	-	-	-
Provision for loss from investments under equity method	7.1	-	-	517,890	648,332
TOTAL NON-CURRENT LIABILITIES		6,332,150	5,077,654	6,403,123	3,976,039
TOTAL LIABILITIES		23,937,882	14,843,356	18,811,529	10,241,180

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		30 September 2004 (Unaudited but reviewed)	31 December 2003 (Audited)	30 September 2004 (Unaudited but reviewed)	31 December 2003 (Audited)
SHAREHOLDERS' EQUITY					
Share capital					
Registered share capital	15				
4,593,678,180 ordinary shares of Baht 1 each					
(31 December 2003: 373,867,818 ordinary shares of Baht 10 each)		4,593,678	3,738,678	4,593,678	3,738,678
Issued and fully paid share capital					
3,738,678,180 ordinary shares of Baht 1 each					
(31 December 2003: 373,867,818 ordinary shares of Baht 10 each)		3,738,678	3,738,678	3,738,678	3,738,678
Share premium		1,606,625	1,606,625	1,606,625	1,606,625
Unrealised gain on change in value of investments		(39,205)	55,000	(39,205)	55,000
Translation adjustment		(68,881)	(151,739)	(68,881)	(151,739)
Retained earnings					
Appropriated - statutory reserve		264,922	264,922	258,389	258,389
Unappropriated		5,738,933	4,902,850	5,745,466	4,909,383
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		11,241,072	10,416,336	11,241,072	10,416,336
MINORITY INTERESTS - Equity attributable to minority					
shareholders of subsidiaries		133,811	90,687	-	-
TOTAL SHAREHOLDERS' EQUITY		11,374,883	10,507,023	11,241,072	10,416,336
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		35,312,765	25,350,379	30,052,601	20,657,516

The accompanying notes are an integral part of the financial statements.

.... DIRECTORS

....

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2004 AND 2003

(Unit: Thousand Baht)

		CONSOLIDATED		THE COMPANY ONLY	
	Note	2004	2003	2004	2003
REVENUES					
Revenues from construction services		5,166,933	4,059,277	5,463,558	2,675,708
Interest income		21,626	3,115	11,470	6,057
Reversal of allowance for loss from investment		-	124,516	-	124,516
Gain on exchange		40,450	-	29,263	-
Others		141,562	40,572	167,198	16,072
TOTAL REVENUES		5,370,571	4,227,480	5,671,489	2,822,353
EXPENSES					
Cost of services		4,604,528	3,689,464	5,120,537	2,654,971
Administrative expenses		161,037	187,186	116,253	174,950
Loss on exchange		-	95,131	-	25,781
TOTAL EXPENSES		4,765,565	3,971,781	5,236,790	2,855,702
EARNINGS (LOSS) FROM OPERATION		605,006	255,699	434,699	(33,349)
REVERSAL OF (ALLOWANCE FOR) DOUBTFUL ACCOUNTS		(48,707)	43,463	(44,177)	44,554
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		7,822	(11,744)	91,375	191,401
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		564,121	287,418	481,897	202,606
INTEREST EXPENSES		(96,224)	(60,688)	(76,528)	(63,878)
CORPORATE INCOME TAX	*18*	(36,009)	(91,570)	(1,220)	(4,103)
EARNINGS AFTER INCOME TAX		431,888	135,160	404,149	134,625
NET EARNINGS OF MINORITY INTERESTS		(27,739)	(535)	-	-
NET EARNINGS FOR THE PERIOD		404,149	134,625	404,149	134,625

(Unit: Baht)

BASIC EARNINGS PER SHARE				
Net earnings	0.11	0.04	0.11	0.04

(Unit: Thousand shares)

Weighted average number of ordinary shares, with a par value Baht 1 each	3,738,678	3,738,678	3,738,678	3,738,678

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2004 AND 2003

(Unit: Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2004	2003	2004	2003
REVENUES					
Revenues from construction services		15,875,629	13,594,131	13,139,953	8,760,346
Interest income		56,712	15,308	25,231	23,387
Reversal of allowance for loss from investment		-	124,516	-	124,516
Gain on exchange		3,334	-	-	2,844
Others		279,336	228,036	342,101	128,105
TOTAL REVENUES		16,215,011	13,961,991	13,507,285	9,039,198
EXPENSES					
Cost of services		14,419,594	12,363,163	12,278,691	8,353,627
Administrative expenses		480,241	608,801	372,065	445,425
Loss on exchange		-	61,132	14,092	-
TOTAL EXPENSES		14,899,835	13,033,096	12,664,848	8,799,052
EARNINGS FROM OPERATION		1,315,176	928,895	842,437	240,146
REVERSAL OF PROVISION FOR INVENTORY OBSOLESCENCE		-	25,000	-	25,000
REVERSAL OF DOUBTFUL ACCOUNTS		6,901	17,999	17,166	23,518
REVERSAL OF AMOUNT DUE TO RELATED PARTY FORGIVENESS - NET	14	211,702	-	-	-
LOSS ON IMPAIRMENT OF INVESTMENTS		(105,579)	-	-	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		19,447	(18,677)	411,948	500,754
EARNINGS BEFORE INTEREST EXPENSES AND INCOME TAX		1,447,647	953,217	1,271,551	789,418
INTEREST EXPENSES		(245,454)	(161,108)	(205,583)	(144,813)
CORPORATE INCOME TAX	18	(144,065)	(190,086)	(42,951)	(76,271)
EARNINGS AFTER INCOME TAX		1,058,128	602,023	1,023,017	568,334
NET EARNINGS OF MINORITY INTERESTS		(35,111)	(33,689)	-	-
NET EARNINGS FOR THE PERIOD		1,023,017	568,334	1,023,017	568,334
					(Unit: Baht)
BASIC EARNINGS PER SHARE					
Net earnings		0.27	0.15	0.27	0.15
					(Unit: Thousand shares)
Weighted average number of ordinary shares, with a par value Baht 1 each		3,738,678	3,738,678	3,738,678	3,738,678

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2004 AND 2003

(Unit: Thousand Baht)

CONSOLIDATED

	Note	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings: Statutory reserve	Retained earnings: Unappropriated	Minority interests	Total
Balance - as at 1 January 2003		3,738,678	1,606,625	2,754	(35,756)	(194,617)	6,533	4,240,615	56,337	9,421,169
Revaluation surplus		-	-	(2,754)	-	-	-	-	-	(2,754)
Unrealised gain on changes in value of investments		-	-	-	308,132	-	-	-	-	308,132
Translation adjustment		-	-	-	-	84,976	-	-	-	84,976
Items unrealised in earnings statement		-	-	(2,754)	308,132	84,976	-	-	-	390,354
Net earnings for the period		-	-	-	-	-	-	568,334	-	568,334
Transferred to statutory reserve		-	-	-	-	-	212,358	(212,358)	-	-
Subsidiary's ordinary shares issued during the period		-	-	-	-	-	-	-	2,000	2,000
Minority interests for the period		-	-	-	-	-	-	-	33,689	33,689
Dividend paid from a subsidiary		-	-	-	-	-	-	-	(2,452)	(2,452)
Balance - as at 30 September 2003		3,738,678	1,606,625	-	272,376	(109,641)	218,891	4,596,591	89,574	10,413,094
Balance - as at 1 January 2004		3,738,678	1,606,625	-	55,000	(151,739)	264,922	4,902,850	90,687	10,507,023
Unrealised loss on changes in value of investments		-	-	-	(94,205)	-	-	-	-	(94,205)
Translation adjustment		-	-	-	-	82,858	-	-	-	82,858
Items unrealised in earnings statement		-	-	-	(94,205)	82,858	-	-	-	(11,347)
Net earnings for the period		-	-	-	-	-	-	1,023,017	-	1,023,017
Dividend paid	*19*	-	-	-	-	-	-	(186,934)	-	(186,934)
Purchase investment in subsidiaries during the period	*7.1*	-	-	-	-	-	-	-	14,034	14,034
Minority interests for the period		-	-	-	-	-	-	-	35,111	35,111
Decrease in minority interests from additional purchase of investment in a subsidiary		-	-	-	-	-	-	-	(4,550)	(4,550)
Dividend paid from a subsidiary		-	-	-	-	-	-	-	(1,471)	(1,471)
Balance - as at 30 September 2004		3,738,678	1,606,625	-	(39,205)	(68,881)	264,922	5,738,933	133,811	11,374,883

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2004 AND 2003

(Unit: Thousand Baht)

		THE COMPANY ONLY							
				Revaluation	Unrealised gain (loss)		Retained earnings		
	Note	Issued and paid-up share capital	Share premium	surplus on assets	on changes in value of investments	Translation adjustment	Statutory reserve	Unappropriated	Total
Balance - as at 1 January 2003		3,738,678	1,606,625	2,754	(35,756)	(194,617)	-	4,247,148	9,364,832
Revaluation surplus		-	-	(2,754)	-	-	-	-	(2,754)
Unrealised gain on changes in value of investments		-	-	-	308,132	-	-	-	308,132
Translation adjustment		-	-	-	-	84,976	-	-	84,976
Items unrealised in earnings statement		-	-	(2,754)	308,132	84,976	-	-	390,354
Net earnings for the period		-	-	-	-	-	-	568,334	568,334
Transferred to statutory reserve		-	-	-	-	-	212,358	(212,358)	-
Balance - as at 30 September 2003		3,738,678	1,606,625	-	272,376	(109,641)	212,358	4,603,124	10,323,520
Balance - as at 1 January 2004		3,738,678	1,606,625	-	55,000	(151,739)	258,389	4,909,383	10,416,336
Unrealised loss on changes in value of investments		-	-	-	(94,205)	-	-	-	(94,205)
Translation adjustment		-	-	-	-	82,858	-	-	82,858
Items unrealised in earnings statement		-	-	-	(94,205)	82,858	-	-	(11,347)
Net earnings for the period		-	-	-	-	-	-	1,023,017	1,023,017
Dividend paid	*19*	-	-	-	-	-	-	(186,934)	(186,934)
Balance - as at 30 September 2004		3,738,678	1,606,625	-	(39,205)	(68,881)	258,389	5,745,466	11,241,072

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2004 AND 2003

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
Cash flows from operating activities				
Net earnings	1,023,017	568,334	1,023,017	568,334
Adjustments to reconcile net earnings to net cash				
from (used in) operating activities: -				
Unrealized loss (gain) on exchange	(12,430)	103,576	(8,501)	9,527
Share of profit from investments in subsidiaries and joint ventures	-	-	(431,395)	(519,431)
Share of loss from investments in associated companies	19,447	18,677	19,447	18,677
Minority interests	35,111	33,237	-	-
Reversal of provision for inventory obsolescense	-	(25,000)	-	(25,000)
Reversal of allowance for doubtful accounts	(6,901)	(17,999)	(17,166)	(23,518)
Reversal of allowance for loss from investment	-	(90,992)	-	(98,043)
Depreciation and amortisation	654,109	1,052,844	559,327	916,469
Amortisation of goodwill	513	-	-	-
Reversal of amount due to related party forgiveness - net	(211,702)	-	-	-
Loss on impairment of investments	105,579	-	-	-
Net earning before changes in operating assets and liabilities	1,606,743	1,642,677	1,144,729	847,015
Operating assets (increase) decrease				
Trade accounts receivable	(1,468,953)	682,142	(140,414)	(7,999)
Trade accounts receivable - related parties	(1,979,924)	(79,747)	(3,297,588)	144,502
Loans and advances to related parties	(298,858)	(75,802)	(2,034,790)	(512,756)
Loans to other companies	74,888	-	48,692	-
Unbilled receivable	(1,006,977)	164,481	(1,340,538)	(17,209)
Accounts receivable - retention	(61,501)	288,915	(81,939)	364,286
Inventories and work in progress	(742,406)	(353,559)	(463,216)	(166,015)
Withholding tax	128,871	(302,921)	262,194	(190,843)
Valued added tax refundable	246,154	(77,315)	30,958	105,758
Advance for subcontractors	(145,072)	(216,597)	(56,835)	(2,711)
Advance for machinery and material purchase	(185,904)	-	-	-
Others receivable	(854,537)	-	-	-
Other current assets	(31,434)	(105,010)	488	(27,467)
Operating liabilities increase (decrease)				
Trade accounts payable	1,642,687	(1,140,962)	1,512,622	(757,848)
Trade accounts payable - related parties	355,295	(626,398)	649,975	(307,037)
Billing in excess of contract work in progress	2,595,355	220,539	1,572,098	116,314
Accrued expenses	(72,572)	(86,354)	40,869	(24,516)
Reserve for projects expenses	(22,306)	-	(22,304)	-
Valued added tax payable	-	-	175,473	-
Other current liabilities	9,298	(108,064)	(78,917)	(28,323)
Advance received from customers under construction contracts	1,208,301	957,430	1,258,403	(10,225)
Net cash provided by (used in) operating activities	997,148	783,455	(820,040)	(475,074)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2004 AND 2003

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2004	2003	2004	2003
Cash flows from investing activities				
Decrease in marketable security	-	2,990	-	-
Increase in property, plant and equipment - net	(2,380,941)	(1,137,999)	(2,293,945)	(1,082,670)
Increase in deferred charges	(259,493)	-	-	-
Decrease (increase) in investments accounted for under equity method	(135,629)	(177,822)	(632,113)	102,423
Decrease (increase) in other long-term investments	(39,688)	(53,278)	(18,102)	6,766
Increase (decrease) in share subscription payable	(56,119)	138,928	206,131	138,928
Translation adjustment	82,858	84,976	82,858	84,976
Decrease (increase) in other assets	13,984	107,560	(10,201)	(13,753)
Net cash used in investing activities	(2,775,028)	(1,034,645)	(2,665,372)	(763,330)
Cash flows from financing activities				
Decrease (increase) in cash at banks with maturity of more than three months and those pledged	87,974	(79,075)	76,269	(68,730)
Increase (decrease) in bank overdrafts and loans from financial institutions	1,015,500	(369,463)	713,883	(348,468)
Increase (decrease) in loans and advances from related parties	(120,092)	(54,196)	(6,921)	347,307
Increase in long-term loans	2,161,561	646,639	1,963,443	614,018
Increase (decrease) in hire purchase payable	(215,531)	(96,559)	(1,400)	15,857
Increase (decrease) in accounts payable - trust receipts	768,296	(524,357)	707,421	16,833
Increase in loan from directors	27,507	-	-	-
Dividend paid	(186,465)	-	(186,465)	-
Net cash provided by (used in) financing activities	3,538,750	(477,011)	3,266,230	576,817
Net increase (decrease) in cash and cash equivalents	1,760,870	(728,201)	(219,182)	(661,587)
Cash and cash equivalents at beginning of period	1,961,868	2,774,704	879,018	1,520,145
Cash and cash equivalents at end of period (Note 2)	3,722,738	2,046,503	659,836	858,558
Supplemental cash flows information				
Cash paid during the period for: -				
Interest expenses	254,719	169,804	206,980	148,641
Corporate income tax	489,369	457,326	241,127	220,491
Non-cash transactions: -				
Unrealised gain (loss) on changes in value of investments	(94,205)	308,132	(94,205)	308,132

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2004

1. GENERAL INFORMATION

1.1 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Basis of consolidation

These interim consolidated financial statements, have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2003, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period except for, the first quarter for the current year, the Company has invested 86.96 percent and 51.00 percent in ordinary shares of Italthai Marine Limited and Thai Pride Cement Company Limited, respectively. The second quarter, the Company has invested 99.99 percent in ordinary shares of Thai Pride Cement Company Limited.

The financial statements for the year ended 31 December 2003 and for the three-month and nine-month periods ended 30 September 2004 of some subsidiaries and joint ventures which are included in the consolidated financial statements were audited/reviewed by other auditors. Their aggregate assets, revenues, investments accounted for under equity method and share of profit (loss) from investments accounted for under equity method are as follows: -

(Unit: Million Baht)

	Total assets		Total revenues		Investments accounted for under equity method		Share of profit (loss) from investments accounted for under equity method	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003	30 September 2004	31 December 2003	30 September 2004	31 December 2003
PT. Thailindo Bara Pratama*	-	549	-	33	-	55	-	(11)
Myanmar ITD Co., Ltd.*	-	1	-	-	-	(14)	-	(2)
Daiwa Jack Co., Ltd.* (held by Thai Maruken Co., Ltd.)	-	11	-	-	-	-	-	-
Mech Co., Ltd.* (held by Thai Maruken Co., Ltd.)	-	5	-	-	-	-	-	-
Joint Venture Evergreen – Italian-Thai – PEWC*	-	192	-	1,570	-	537	-	537
Joint Venture Italian-Thai – Evergreen*	-	221	-	205	-	5	-	5
NWR, ITD, CNT & AS Joint Venture	130	197	193	389	12	7	6	5
	130	1,176	193	2,197	12	590	6	534

*The financial statements for the three-month and nine-month periods ended 30 September 2004 were not reviewed by auditors, and the balances are therefore not presented in the table.

The financial statements for the year ended 31 December 2003 of an overseas branch, an overseas subsidiary and an overseas joint venture were included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2003 were Baht 1,141 million and their aggregate revenues for the year then ended were Baht 281 million.

The financial statements for the three-month and nine-month periods ended 30 September 2004 of branch, subsidiaries and joint ventures were included in the consolidated financial statements were prepared by the management, and have not been reviewed by their auditors. Their aggregate assets as at 30 September 2004 were Baht 2,288 million and their aggregate revenues for the three-month and nine-month periods then ended were Baht 438 million and Baht 1,152 million respectively (for the three-month and nine-month periods ended 30 September 2003 were Baht 422 million and Baht 1,786 million respectively).

1.3 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year then ended 31 December 2003.

2. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Cash and deposits at banks	3,732,099	1,971,195	659,848	879,030
Less: Amounts with maturity of more than 3 months	(9,361)	(9,327)	(12)	(12)
Cash and cash equivalents	3,722,738	1,961,868	659,836	879,018

3. PLEDGED DEPOSITS AT BANKS

As at 30 September 2004, approximately Baht 205 million (31 December 2003: Baht 210 million) of saving deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 123 million (31 December 2003: Baht 222 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 164 million (31 December 2003: Baht 148 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the branch in Taiwan.

4. TRADE ACCOUNTS RECEIVABLE – NET

The aging of outstanding trade accounts receivable balances as at 30 September 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Less than 3 months	3,939,538	2,395,114	1,534,642	1,203,563
3 – 6 months	194,064	147,535	59,883	118,653
6 – 12 months	133,387	251,658	72,420	193,306
More than 12 months	1,395,592	1,397,018	1,106,206	1,118,223
Total	5,662,581	4,191,325	2,773,151	2,633,745
Less: Allowance for doubtful accounts	(1,315,018)	(1,331,657)	(1,052,877)	(1,072,218)
Trade accounts receivable – net	4,347,563	2,859,668	1,720,274	1,561,527

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue for more than 12 months, and at 50 percent for those accounts with balances overdue for more than 6 months.

5. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES – NET

The outstanding balances of related parties as at 30 September 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Subsidiaries and joint ventures				
IOT Joint Venture	-	-	2,379,954	53,769
ITO Joint Venture	-	-	1,374,983	520,071
IN Joint Venture	-	-	153,916	-
ITD – NCC Joint Venture	-	-	138,371	32,074
NWR, ITD, CNT & AS Joint Venture	-	-	82,900	157,962

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	-	-	70,282	84,449
Sumitomo – Italian-Thai Joint Venture	-	-	55,942	86,577
ITD – VIS Joint Venture (Formerly known as "Italian-Thai Development Plc. – Cogifer TF Joint Venture")	-	-	47,454	76,227
ION Joint Venture	-	-	38,434	24,090
PT. Thailindo Bara Pratama	-	-	36,836	81,257
Italian-Thai International Co., Ltd.	-	-	33,873	31,978
IDS Joint Venture	-	-	16,285	6,998
Thai Pride Cement Co., Ltd.	-	-	13,684	-
Shimizu – ITD Joint Venture	-	-	13,006	15,410
Others	-	-	79,593	62,487
Total	-	-	4,535,513	1,233,349
Less: Allowance for doubtful accounts	-	-	(21,900)	(21,900)
Net	-	-	4,513,613	1,211,449
Associated companies				
MCRP Construction Corporation, Philippines	844,124	845,108	844,124	814,907
Others	5,203	4,507	5,175	4,507
Total	849,327	849,615	849,299	819,414
Less: Allowance for doubtful accounts	(784,000)	(785,644)	(784,000)	(755,443)
Net	65,327	63,971	65,299	63,971
Related companies				
(Related by way of common directors)				
Pla-Daeng Co., Ltd.	58,345	58,691	58,345	58,345
Alcatel (Thailand) Co., Ltd.	32,810	7,865	-	-
Trevi SPA	24,360	24,297	-	-
Italthai Industrial Co., Ltd.	19,721	-	19,721	-
Medical Device Manufacturer (Thailand) Limited	19,647	-	19,647	-
Siam Steel Syndicate Co., Ltd.	4,413	6,620	2,892	6,620

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
The Oriental Hotel (Thailand) Plc.	790	8,126	790	8,126
Italthai Marine Ltd.	-	29,228	-	29,086
Others	36,782	38,071	9,398	10,061
Total	196,868	172,898	110,793	112,238
Less: Allowance for doubtful accounts	(66,549)	(66,549)	(66,549)	(66,549)
Net	130,319	106,349	44,244	45,689
Outstanding balances and portion of other participants of joint venture				
IOT Joint Venture	1,427,972	32,261	-	-
ITO Joint Venture	824,989	312,043	-	-
NWR, ITD, CNT & AS Joint Venture	62,175	118,471	-	-
ITD – NCC Joint Venture	60,647	15,716	-	-
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	28,113	33,780	-	-
Sumitomo – Italian-Thai Joint Venture	27,412	42,423	-	-
ITD – VIS Joint Venture (Formerly known as "Italian-Thai Development Plc. – Cogifer TF Joint Venture")	16,609	26,679	-	-
Shimizu – ITD Joint Venture	7,803	9,246	-	-
Others	88,151	4,962	-	-
Total	2,543,871	595,581	-	-
Trade accounts receivable – related parties - net	2,739,517	765,901	4,623,156	1,321,109

The aging of outstanding trade accounts receivable – related parties as at 30 September 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Less than 3 months	2,327,201	442,340	3,975,688	787,248
3 – 6 months	103,679	44,288	144,177	130,217
6 – 12 months	43,690	143,407	98,562	233,533
More than 12 months	1,115,496	988,059	1,277,178	1,014,003
Total	3,590,066	1,618,094	5,495,605	2,165,001
Less: Allowance for doubtful accounts	(850,549)	(852,193)	(872,449)	(843,892)
Net	2,739,517	765,901	4,623,156	1,321,109

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances, which are more than 12 months overdue.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED PARTIES – NET

The outstanding balances as at 30 September 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Subsidiaries and joint ventures				
Joint Venture Italian-Thai – Evergreen	-	-	407,918	19,242
PT. Thailindo Bara Pratama	-	-	223,372	190,824
IOT Joint Venture	-	-	60,000	-
Shimizu – ITD Joint Venture	-	-	24,399	21,790
Others	-	-	3,133	4,098
Total	-	-	718,822	235,954

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Associated companies				
MCRP Construction Corporation,				
Philippines	18,356	19,003	18,356	19,003
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Others	-	304	-	-
Total	22,956	23,907	22,956	23,603
Less: Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	18,356	19,307	18,356	19,003
Related companies				
(Related by way of common directors)				
Obayashi Corporation	24,000	-	-	-
Others	278	2,766	-	-
Total	24,278	2,766	-	-
Outstanding balances and portion of other participants in joint venture				
Shimizu – ITD Joint Venture	-	13,074	-	-
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	-	800	-	-
Others	-	35	-	-
Total	-	13,909	-	-
Short-term loans and advances to related parties – net	42,634	35,982	737,178	254,957

Significant movements in the short-term loans and advances to related parties balances during the nine-month period ended 30 September 2004 are as follows: -

(Unit: Thousand Baht)

	31 December 2003	During the period Increase	During the period Decrease	30 September 2004
Subsidiaries and joint ventures				
Joint Venture Italian-Thai – Evergreen	19,242	388,676	-	407,918
PT. Thailindo Bara Pratama	190,824	32,548	-	223,372
IOT Joint Venture	-	60,000	-	60,000
Shimizu – ITD Joint Venture	21,790	2,609	-	24,399
Associated company				
MCRP Construction Corporation, Philippines	19,003	-	(647)	18,356
Related company				
Obayashi Corporation	-	24,000	-	24,000
Outstanding balances and portion of other participants in joint venture				
Shimizu – ITD Joint Venture	13,074	-	(13,074)	-
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	800	-	(800)	-

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments accounted for under equity method

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 September 2004	Percentage of shareholding 31 December 2003	Investment Cost 30 September 2004	Investment Cost 31 December 2003	Investment Equity 30 September 2004	Investment Equity 31 December 2003
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(15,685)	(14,466)
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000	(122,396)	(348,002)
PT. Thailindo Bara Pratama	Coal digestion	23,875 (Million IDR)	99.99	99.99	108,071	108,071	(61,766)	55,091

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 September 2004	Percentage of shareholding 31 December 2003	Investment Cost 30 September 2004	Investment Cost 31 December 2003	Investment Equity 30 September 2004	Investment Equity 31 December 2003
			Percent	Percent				
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075	7,706	682
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	311,250	99.99	-	596,250	-	580,915	-
Nha Pralarn Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(3,235)	(2,702)
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products	84,000	99.70	99.70	82,296	82,296	77,027	77,180
Italthai Marine Ltd.	Production and sale of vessels and equipments	460,000	86.96	-	80,000	-	76,089	-
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689	111,485	33,274
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	98,411	106,472
Khunka Faifa Thai Co., Ltd.	Dissolution	1,000	-	61.54	-	615	-	(13,708)
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	27,153	7,188
Total investments in subsidiaries					1,347,063	671,428	775,704	(98,991)
Investments in joint ventures								
ITD – VIS Joint Venture (Formerly known as "Italian-Thai Development Public Co., Ltd. – Cogifer TF Joint Venture")	Track doubling contractor	-	65.00	65.00	-	-	66,191	66,510
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	(45,354)	16,283
The Joint Venture of Italian-Thai Development Plc. And Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	12,657	18,789
Joint Venture Italian-Thai – Evergreen	Construction of underground electrical train station	-	55.00	55.00	-	-	19,806	4,912
Sumitomo – Italian-Thai Joint Venture	Design and construction of bridges	-	51.00	51.00	-	-	26,533	29,675
ITD – NCC Joint Venture	Construction of electrical work on terminal building and construction of Nam Theun 2 Hydropower Project in Laos	-	51.00, 60.00	51.00	-	-	24,286	8,827
IN Joint Venture	Construction of water drainage tunnel	-	51.00	51.00	-	-	3,167	754
ITD – NSC Joint Venture	Dedicated pipeline project	-	50.50	50.50	-	-	27,088	6,189
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(227,159)	(227,159)
Thai Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,295)	(42,295)
ITO Joint Venture	Construction of terminal building and concourse building	-	40.00	40.00	-	-	98,949	40,570
Shimizu – ITD Joint Venture	Contractor for construction of street and bridge	-	40.00, 49.00	40.00	-	-	4,368	4,830
IOT Joint Venture	Airfield pavements construction	-	40.00	40.00	-	-	80,660	11,096
ION Joint Venture	Contractor for construction of underground train track	-	39.00	39.00	-	-	80,952	118,820
IDS Joint Venture	Construction of electrical work on terminal building	-	35.00	35.00	-	-	17,136	4,901
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	47,217	56,200
NWR, ITD, CNT & AS Joint Venture	Design and construction of water treatment system	8,000	25.00	25.00	-	-	12,239	6,617
Joint Venture Evergreen – Italian-Thai - PEWC	Construction services in Taiwan	-	25.00	25.00	-	-	699,143	537,438
Total investments in joint ventures					-	-	905,584	662,957

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 September 2004	31 December 2003	Investment Cost 30 September 2004	31 December 2003	Equity 30 September 2004	31 December 2003
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less: Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	-	-
Joint Venture of Italian-Thai Development Plc. And Montcocol TP	Dissolution as at 31 May 2004	-	-	50.00	-	-	-	7,778
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	20,191	21,511
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	-	-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,373	109,492	28,563	111,547
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	28,568	31,088
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	9,426	7,345
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	7,800	7,800	12,301	12,301
Anamarine Construction SND.BHD.	Construction contractor	65 (Thousand RM)	25.00	25.00	198	198	-	-
MCRP Construction Corporation, Philippines	Construction contractor	25 (Million Peso)	24.00	24.00	12,000	12,000	-	3,095
MCRP Holding Corporation, Philippines	Holding company	5 (Million Peso)	24.00	24.00	3,000	3,000	-	-
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	857,350	20.41	22.23	175,000	175,000	117,280	115,995
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	22.16	22.16	71,603	71,603	66,486	45,416
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	21.54	21.54	215	215	215	215
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	21.54	21.54	215	215	215	215
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less: Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Total investments in associated companies					343,833	425,952	283,245	356,506
Total					1,690,896	1,097,380	1,964,533	920,472
Add: Allowance for loss from investments under equity method					-	-	517,890	648,332
Total investments accounted for under equity method					1,690,896	1,097,380	2,482,423	1,568,804

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 30 September 2004	31 December 2003	Investment Cost 30 September 2004	31 December 2003	Equity 30 September 2004	31 December 2003
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					343,833	425,952	283,245	356,506
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 (Million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less: Allowance on impairment					(296,700)	(191,119)	(296,700)	(191,119)
					-	105,581	-	105,581
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	10,103	2,525	10,103
Total					2,525	115,684	2,525	115,684
Total investments accounted for under equity method					346,358	541,636	285,770	472,190

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

During the first quarter of the current year, the Company has invested 86.96 percent and 51.00 percent in ordinary shares of Italthai Marine Limited and Thai Pride Cement Company Limited, respectively. The second quarter, the Company has invested 99.99 percent in ordinary shares of Thai Pride Cement Company Limited.

7.2 Other long-term investments

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 September 2004	31 December 2003	Investment 30 September 2004	31 December 2003
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Theppratham Properties Co., Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less: Allowance on impairment				(247,500)	(247,500)
				-	-
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	26,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	8,420	8,420
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less: Allowance on impairment				(12)	(12)
				-	-

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 September 2004	Percentage of shareholding 31 December 2003	Investment 30 September 2004	Investment 31 December 2003
		Percent	Percent		
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	10.90	10.90	54,500	54,500
Less: Allowance on impairment				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less: Allowance on impairment				(4,687)	(4,687)
				313	313
Time Regency Co., Ltd.	Real estate development	4.58	4.58	58,225	58,225
Less: Allowance on impairment				(58,225)	(58,225)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance	Advance	5,000	5,000
Less: Allowance on impairment		payment	payment	(5,000)	(5,000)
				-	-
Finance One Public Co., Ltd.	Finance business	-	-	585,000	585,000
Less: Allowance on impairment				(585,000)	(585,000)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cable	14.72	14.72	325,139	325,139
Add: Unrealised gain on changes in value of investments				58,686	220,866
				383,825	546,005
Cyber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	14.63	-	187,430	-
Less: Unrealised loss on changes in value of investments				(101,353)	-
				86,077	-
K.C. Property Plc. (Formerly known as "Modern Home Development Plc.")	Real estate development	1.04	11.32	9,139	9,139
Less: Allowance on impairment				(9,139)	(9,139)
				-	-
Total investments in other companies				585,704	661,807

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 30 September 2004	Percentage of shareholding 31 December 2003	Investment 30 September 2004	Investment 31 December 2003
		Percent	Percent		
Consolidated					
Investments in other companies, directly held by the Company				585,704	661,807
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	17.74	17.74	21,240	21,240
Less: Allowance on impairment				(21,240)	(21,240)
				-	-
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053
Less: Allowance on impairment				(3,053)	(3,053)
				-	-
b) Listed securities					
Charoong Thai Wire & Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.86	0.86	19,178	19,178
Add: Unrealised gain on changes in value of investments				3,462	13,027
				22,640	32,205
Cyber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	-	14.63	-	253,322
Less: Unrealised loss on changes in value of investments				-	(178,894)
				-	74,428
Total				23,890	107,883
Total investments in other companies				609,594	769,690

8. LONG-TERM LOANS AND ADVANCES TO RELATED PARTIES – NET

The outstanding balances as at 30 September 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Subsidiaries and joint ventures				
ITO Joint Venture	-	-	1,096,880	696,880
Bhaka Bhumi Development Co., Ltd.	-	-	572,418	-
Ando and Italian-Thai Development Joint Venture	-	-	230,400	230,400
ITD – NCC Joint Venture	-	-	193,154	107,100
Siam Concrete and Brick Products Co., Ltd.	-	-	143,942	-
Italian-Thai International Co., Ltd.	-	-	106,275	165,339
IDS Joint Venture	-	-	80,500	21,000
The Joint Venture of Italian-Thai Development Plc. Together with Alcatel Contracting GmbH	-	-	45,000	-
Thai Ando and Italian-Thai Development Joint Venture	-	-	33,660	33,660
Others	-	-	31,236	31,083
Total	-	-	2,533,465	1,285,462
Less: Allowance for doubtful accounts	-	-	-	(11,068)
Net	-	-	2,533,465	1,274,394
Associated companies				
Palang Thai Kaowna Co., Ltd.	461,840	461,840	461,840	461,840
Khunka Palang Thai Co., Ltd.	58,889	58,889	58,889	58,889
Mcquay (Thailand) Co., Ltd.	11,788	11,788	11,788	11,788
Total	532,517	532,517	532,517	532,517
Less: Allowance for doubtful accounts	(532,517)	(532,517)	(532,517)	(532,517)
Net	-	-	-	-

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Related companies				
Italian-Thai Land Co., Ltd.	554,097	554,097	554,097	554,097
Nam Theun 2 Power Co., Ltd.	303,482	-	303,482	-
Bangkok Mass Transit System Plc.	98,935	97,626	98,935	97,626
Palit Palang Ngan Co., Ltd.	94,231	94,231	94,231	94,231
Pla-Daeng Co., Ltd.	59,075	59,075	59,075	59,075
Southern Industries (1996) Co., Ltd.	24,673	24,673	24,673	24,673
Central Bay Reclamation and Development Corp. (Formerly known as "Amari Coastal Bay Development Ltd.")	37,899	36,867	-	-
Total	1,172,392	866,569	1,134,493	829,702
Less: Allowance for doubtful accounts	(868,910)	(866,569)	(831,011)	(829,702)
Net	303,482	-	303,482	-
Long-term loans and advances to related companies – net	303,482	-	2,836,947	1,274,394

Significant movements in the long-term loans and advances to related parties balances for the nine-month period ended 30 September 2004 are as follows: -

(Unit: Thousand Baht)

	31 December 2003	During the period		30 September 2004
		Increase	Decrease	
Subsidiaries and joint ventures				
ITO Joint Venture	696,880	400,000	-	1,096,880
ITD – NCC Joint Venture	107,100	86,054	-	193,154
Bhaka Bhumi Development Co., Ltd.	-	572,418	-	572,418
Siam Concrete and Brick Products Co., Ltd.	-	143,942	-	143,942
IDS Joint Venture	21,000	59,500	-	80,500
Italian-Thai International Co., Ltd.	165,339	-	(59,064)	106,275
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	45,000	-	45,000

(Unit: Thousand Baht)

	31 December	During the period		30 September
	2003	Increase	Decrease	2004
Related companies				
Nam Theun 2 Power Co., Ltd.	-	303,482	-	303,482
Bangkok Mass Transit System Plc.	97,626	1,309	-	98,935
Central Bay Reclamation and Development Corp.	36,867	1,032	-	37,899

9. PROPERTY, PLANT AND EQUIPMENT - NET

As at 30 September 2004, the Company and a subsidiary have mortgaged part of the building with aggregate net book values of Baht 633 million (31 December 2003: Baht 666 million) and land of Baht 85 million (31 December 2003: Baht 60 million) with a bank to secure long-term loans from this bank. In addition as at 31 December 2003 and 30 September 2004, the Company and a subsidiary have mortgaged and granted power of attorney to mortgage Baht 82.9 million of the land and buildings with banks to secure credit facilities granted to the Company and subsidiaries by those banks.

10. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The short-term loans from banks which amounting to Baht 216 million was used to finance certain specific projects (Project Finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

11. TRADE ACCOUNTS PAYABLE - RELATED PARTIES - NET

The outstanding balances as at 30 September 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Subsidiaries and joint ventures				
IOT Joint Venture	-	-	309,748	-
ITO Joint Venture	-	-	178,047	169,273
I.C.C.T. Joint Venture	-	-	184,354	184,759
Italthai Trevi Co., Ltd.	-	-	168,433	15,897
Siam Concrete and Brick Products Co., Ltd.	-	-	25,969	15,283
Thai Maruken Co., Ltd.	-	-	22,796	15,380
Thai Pride Cement Co., Ltd.	-	-	15,149	-
ITD-VIS Joint Venture (Formerly known as "Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture")	-	-	19,895	6,707
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	6,581	17,879
Others	-	-	29,454	19,733
Total	-	-	960,426	444,911
Associated companies				
MCRP Construction Corporation, Philippines	143,620	142,698	143,620	142,698
Bangkok Steel Wire Co., Ltd.	28,689	16,169	13,226	6,901
Thai Rent All Co., Ltd.	15,539	10,305	14,690	10,108
ATO-Asia Turnouts Co., Ltd.	3,169	8,301	1,370	794
Others	5,675	13,435	-	-
Total	196,692	190,908	172,906	160,501

(UNAUDITED BUT REVIEWED)

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Related companies				
(Related by way of common directors)				
Siam Steel Syndicate Co., Ltd.	189,432	66,324	184,816	62,661
Takenaka Corporation	151,727	150,523	-	-
Obayashi Corporation	146,949	146,949	-	-
Nippon Steel Corporation	136,226	-	-	-
Italthai Industrial Co., Ltd.	52,531	28,942	39,373	18,628
Nawarat Patanakarn Plc.	27,057	52,889	-	-
Christiani and Nielsen (Thai) Plc.	22,353	40,819	-	-
Trevi Contractor BV	15,697	14,997	-	-
Trevi SPA	13,934	13,965	-	-
A.S. Associate Engineering (1964) Co., Ltd.	11,709	21,750	-	-
Medical Device Manufacturer (Thailand) Limited	6,810	23,125	6,810	23,125
Charoong Thai Wire & Cable Plc.	4,233	18,990	-	-
Thai Obayashi Co., Ltd.	2,594	13,433	-	-
Alcatel Contracting S.A.	-	12,484	-	-
Thai Takenaka International Ltd.	-	15,399	-	-
Cogifer TF	-	2,438	-	-
Others	75,159	74,020	162	4,692
Total	856,411	697,047	231,161	109,106
Outstanding balances and portion of other participants in joint venture				
IOT Joint Venture	185,849	-	-	-
I.C.C.T. Joint Venture	138,266	138,569	-	-
ITO Joint Venture	106,828	101,564	-	-
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	2,632	7,152	-	-
Others	10,851	9,009	-	-
Total	444,426	256,294	-	-
Trade accounts payable - related parties	1,497,529	1,144,249	1,364,493	714,518

12. SHORT-TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 30 September 2004 and 31 December 2003 are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Joint ventures				
Joint Venture Evergreen - Italian-Thai - PEWC	-	-	568,147	423,704
IOT Joint Venture	-	-	-	150,000
NWR, ITD, CNT & AS Joint Venture	-	-	-	5,000
ITD-NCC Joint Venture	-	-	3,636	-
Total	-	-	571,783	578,704
Related companies				
Obayashi Corporation	237,095	138,620	-	-
Alcatel Cable France	39,196	61,254	-	-
Takenaka Corporation	-	30,000	-	-
Others	401	25,077	-	-
Total	276,692	254,951	-	-
Short-term loans and advances from related parties	276,692	254,951	571,783	578,704

Significant movements in the short-term loans and advances from related companies balances during the nine-month period ended 30 September 2004 are as follows: -

(Unit: Thousand Baht)

	31 December 2003	During the period Increase	During the period Decrease	30 September 2004
Joint ventures				
Joint Venture Evergreen - Italian-Thai - PEWC	423,704	144,443	-	568,147
IOT Joint Venture	150,000	-	(150,000)	-
NWR, ITD, CNT & AS Joint Venture	5,000	-	(5,000)	-
ITD-NCC Joint Venture	-	3,636	-	3,636
Related companies				
Obayashi Corporation	138,620	98,475	-	237,095
Alcatel Cable France	61,254	-	(22,058)	39,196
Takenaka Corporation	30,000	-	(30,000)	-

13. LONG-TERM LOANS

Part of loans was used to finance certain specific projects (Project Finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks. Such long-term loans were paid in May 2004.

During the current period, the Company has entered into long-term loan agreements with commercial banks whereby it obtained a Baht facility of Baht 1,422 million and an Indian Rupee facility of INR 870 million, subject to interest not exceeding minimum lending rate. As at 30 September 2004, the Company has drawn down Baht 795 million and INR 830 million (as at 30 September 2004: equivalent to Baht 757 million) from these facilities. Part of long-term loans of the Company were secured by the pledge of parts of share certificates of investments in a related company and the deed of hypothecation of certain machinery located overseas.

In addition, two subsidiaries have entered into long-term loans agreements with commercial banks whereby it obtained a Baht facility of Baht 423 million, subject to interest at minimum lending rate. As at 30 September 2004, the Company has drawn down a total of Baht 372 million from this facility. The long-term loans of the subsidiaries are guaranteed by the Company and the mortgage of parts of the land of a subsidiary.

14. LONG-TERM LOANS FROM RELATED PARTIES

As at 30 September 2004 and 31 December 2003, the outstanding balances are as follows: -

(Unit: Thousand Baht)

	CONSOLIDATED	
	30 September 2004	31 December 2003
Associated company		
Natureway Resources Co., Ltd.	-	352,745
Related company		
Others	-	790
	-	353,535

During the first quarter of the current year, Natureway Resources Company Limited (related company of the Company) forgave all its debt to Italian-Thai International Company Limited (subsidiary of the Company).

15. SHARE CAPITAL

On 2 April 2004, a resolution of an annual general meeting of the Company's shareholders authorised the following matters: -

- To change in par value of the Company's share from Baht 10 per share to Baht 1 per share. As a result, the Company's share capital of Baht 3,738,678,180 comprises of 3,738,678,180 shares of Baht 1 each.
- To increase of the Company's share from Baht 3,738,678,180 to Baht 4,593,678,180 through the issue of 855,000,000 ordinary shares, with a par value of Baht 1 each.

The Company registered the change in par value from Baht 10 per share to Baht 1 per share and the increase of its share capital to Baht 4,593,678,180 with the Ministry of Commerce on 8 April 2004 and on 9 April 2004 respectively.

16. RELATED PARTY TRANSACTIONS

During the periods, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows: -

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost or cost plus margin
Sale of equipment	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Mutual agree price
Interest on loans	Mutual agree rate

FOR THE COMPANY ONLY

(Unit: Million Baht)

	For the three-month periods ended 30 September		For the nine-month periods ended 30 September	
	2004	2003	2004	2003
Transactions with subsidiaries and joint ventures				
Construction services and other income	4,072	854	5,793	2,412
Purchases of construction materials and services	236	31	455	146
Purchases of equipment	1	-	44	-
Transactions with associated companies				
Construction services and other income	4	3	8	17
Purchases of construction materials and services	14	21	54	59
Transactions with related companies				
Construction services and other income	43	122	177	176
Purchases of construction materials and services	56	50	420	168
Purchases of equipment	8	-	28	-

FOR CONSOLIDATED

(Unit: Million Baht)

	For the three-month periods ended 30 September		For the nine-month periods ended 30 September	
	2004	2003	2004	2003
Transactions with associated companies				
Construction services and other income	8	5	16	24
Purchases of construction materials and services	31	33	89	106
Transactions with related companies				
Construction services and other income	2,447	661	3,598	1,747
Purchases of construction materials and services	263	192	741	595
Purchases of equipment	8	-	28	-

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

As at 30 September 2004 and 31 December 2003 the Company had outstanding retentions of approximately Baht 403 million and USD 1.7 million (as at 30 September 2004: equivalent to Baht 71 million) with Bangkok Mass Transit System Public Company Limited, the company which operates the skytrain. This company is currently undergoing debt restructuring. The Company believes that retention will be returned to it in the amount stipulated in that company's debt restructuring plan.

17. COST OF CONSTRUCTION WORK

As at 30 September 2004, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or loss recognised for current construction projects, amount to Baht 92,287 million (The Company only: Baht 63,844 million).

18. CORPORATE INCOME TAX

No corporate income tax was payable on the Company's net earnings for the three-month and nine-month periods ended 30 September 2004 and 2003 after deducting tax loss brought forward from previous years.

Corporate income tax for the branch in Taiwan has been calculated based on 25 percent of taxable profit.

Corporate income tax for the three-month and nine-month periods ended 30 September 2004 and 2003 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 20-30 percent on the net earnings after adding back certain expenses which are not deductible for tax computation purposes and deducting the tax losses brought forward from previous years.

19. DIVIDEND PAID

On 2 April 2004, the annual general meeting of the Company's shareholders approved the payment of a dividend of Baht 0.50 per share or a total of Baht 186,933,909 for the 373,867,818 ordinary shares held by the Company's shareholders. The dividend was paid to shareholders in April 2004.

20. GUARANTEES

As at 30 September 2004 and 31 December 2003, there were outstanding guarantees of approximately Baht 13,304 million and Baht 14,642 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 30 September 2004 and 31 December 2003, there were guarantees of approximately Baht 8,138 million and 1,544 million, respectively, issued by the Company to financial institutions and its ventures to secure credit facilities granted by those financial institutions and venturers to subsidiaries, associated, related companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

21. COMMITMENTS

21.1 Under the Company's rehabilitation plan, which the Company has completed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a special purpose vehicle under Thai laws. This special purpose vehicle was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preferred shares of Baht 5 each. The plan administrator novated debt to the special purpose vehicle through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preferred shares will be allocated to the Company's directors. These creditors comprise of unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debentureholders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the special purpose vehicle in exchange for the special purpose vehicle taking on the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have been sold off by 30 June 2007, but not all debt has been settled, the special purpose vehicle will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June

2010, and interest will be charged on the remaining debt at MLR-3% per annum, commencing on 1 July 2007. Interest will be paid on the same dates as principal is repaid, from 30 June 2008, onwards. Under the facility agreement between the Company and the special purpose vehicle, the Company is obliged to extend loans to the special purpose vehicle in amounts equal to the principal and interest which has to be paid to the creditors in the manner discussed above. As at 30 September 2004, the outstanding balances of loans are at amount of Baht 2,692 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, amounting to Baht 3,604 million, based on the principals of conservatism, Baht 229.6 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets is not recognised as a gain in the earnings statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

21.2 As at 30 September 2004, the Company and its joint ventures had the outstanding commitment of NTD 3,132 million, JPY 2,534 million, Baht 8,035 million, USD 0.2 million and EUR 1 million in respect of subcontracted work (31 December 2003: NTD 1,965 million, JPY 2,465 million, Baht 5,078 million and USD 0.6 million).

21.3 As at 30 September 2004 and 31 December 2003, the Company and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and software and related services: -

(Unit: Million)

Currency	Consolidated		The Company Only	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Baht	983.7	162.9	91.0	111.3
EUR	3.0	8.7	1.3	7.5
JPY	-	377.5	-	41.5
USD	19.2	1.3	0.2	1.2
NTD	0.3	-	-	-
AUD	0.2	-	0.2	-

21.4 As at 30 September 2004, the Company had outstanding commitment of Baht 889 million in respect of uncalled portion of investments in a subsidiary.

22. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 62 million (31 December 2003: Baht 156 million). The cases are currently pending for judgment from the civil courts. The management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore, no provision has been set aside in the accounts.

23. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and joint ventures for the three-month and nine-month periods ended 30 September 2004 and 2003 involve principally a single industry segment, construction services, and are conducted in the following geographical segments.

(Unit: Million Baht)

	Consolidated									
	For the three-month periods ended 30 September 2004 and 2003									
	Local		Overseas		Total		Elimination		Grand total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues from construction services	9,283	4,085	424	362	9,707	4,447	(4,540)	(388)	5,167	4,059
Gross profit	568	352	(6)	18	562	370	-	-	562	370
Gain (loss) on exchange									40	(95)
Reversal of (allowance for) loss from investment									-	125
Other income									164	44
Administrative expenses									(162)	(187)
Reversal of allowance for doubtful accounts									(48)	43
Share of profit (loss) from investments accounted for under equity method									8	(12)
Interest expenses									(96)	(61)
Corporate income tax									(36)	(92)
Minority interests									(28)	-
Net earnings for the period									404	135

(Unit: Million Baht)

	Consolidated									
	For the nine-month periods ended 30 September 2004 and 2003									
	Local		Overseas		Total		Elimination		Grand total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Revenues from construction services	20,903	13,053	1,316	1,704	22,219	14,757	(6,343)	(1,163)	15,876	13,594
Gross profit	1,276	911	180	320	1,456	1,231	-	-	1,456	1,231
Gain (loss) on exchange									3	(61)
Reversal of (allowance for) loss from investment									-	91
Other income									336	243
Administrative expenses									(480)	(575)
Reversal of provision for inventory obsolescence									-	25
Reversal of allowance for doubtful accounts									7	18
Reversal of amount due to related party forgiveness - net									212	-
Loss on impairment of investment									(105)	-
Share of profit (loss) from investments accounted for under equity method									19	(19)
Interest expenses									(246)	(161)
Corporate income tax									(144)	(190)
Minority interests									(35)	(34)
Net earnings for the period									1,023	568

(Unit: Million Baht)

	As at 30 September 2004 and 31 December 2003									
	Local		Overseas		Total		Elimination		Grand total	
	30 September 2004	31 December 2003	30 September 2004	31 December 2003	30 September 2004	31 December 2003	30 September 2004	31 December 2003	30 September 2004	31 December 2003
Property, plant and equipment - net	9,675	8,233	663	495	10,338	8,728	116	(1)	10,454	8,727
Other assets	29,462	18,352	2,704	2,115	32,166	20,467	(7,307)	(3,844)	24,859	16,623
Total assets	39,137	26,585	3,367	2,610	42,504	29,195	(7,191)	(3,845)	35,313	25,350

24. FINANCIAL INSTRUMENTS

24.1 Financial risk management and policies

The Group (the Company, its subsidiaries and joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

24.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and their cash flows. The Group's exposure to interest rate risk relates primarily to its deposits with financial institutions, overdrafts and loans from financial institutions. It uses derivative financial instruments to hedge certain risk.

24.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The Company primarily utilises forward exchange contracts for accounts payable for spareparts with maturities of less than one year to hedge those financial liabilities.

Forward exchange contracts which remained outstanding on 30 September 2004 are summarised below: -

Currency	Million	Forward contract exchange rate
EUR (buy)	3	49.04 - 49.42

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 30 September 2004 which were unhedged.

	CONSOLIDATED (Net)					
	EUR million	USD million	JPY million	Kips million	SGD million	Lire million
Trade accounts payable	0.4	0.3	25	-	0.9	-
Trade accounts payable - related parties	0.4	1	17	-	-	43
Hire purchases payable	-	-	2,806	-	-	-
Advance received from customers under construction contract	-	-	746	-	-	-
Assets in foreign currencies	1	49	925	777	1	-
Retention payable	0.3	-	66	-	-	-
Accounts payable - trust receipt	0.3	1	-	-	-	-

	THE COMPANY ONLY (Net)				
	EUR million	USD million	JPY million	Kips million	SGD million
Hire purchases payable	-	-	2,806	-	-
Assets in foreign currencies	1	49	925	777	1
Accounts payable - trust receipt	-	1	-	-	-

The Group will earn future revenues in foreign currencies in an amount of approximately USD 14 million, Taka 92 million, Rupee 6,412 million, Peso 671 million, NTD 5,573 million and JPY 6,914 million.

In addition, the Group is exposed to foreign currency risk with respect to its investments in its subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

24.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts receivable which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful accounts.

25. SUBSEQUENT EVENT

On 11 October 2004, the Board of Director of the Company passed a resolution approving the Company's investment in Skanska Cementation India Limited, which is a construction contractor and a listed company in India, with the Company's objective being to acquire all shares of this company from its existing shareholders. The estimated total cost of the investment was USD 17.25 million.

On 18 October 2004, the Company entered into an agreement to purchase 80.37 percent of the shares from a major shareholder, and has also made an offer to purchase the remaining ordinary shares from the minority shareholders through the stock exchange. The Company expects to complete the acquisition within February 2005.

26. RECLASSIFICATION

Certain amounts in the financial statements for the previous period, as presented herein for comparative purpose, have been reclassified to conform to the current period's classification, with no effect on previously reported net earnings or shareholders' equity.

27. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.